Filed by Chijet Motor Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. 333-270390

Subject Company: Chijet Motor Company, Inc.

Form F-4 File No. 333-270390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2023

Jupiter Wellness Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41126	87-2646504
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1061 E. Indiantown Road, Suite 110 Jupiter, Florida	33477
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 244-7100

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Class A Common Stock, par value $0.0001 per share	JWAC	The Nasdaq Stock Market LLC

Rights, each exchangeable into one-eighth of one share of Class A Common Stock	JWACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

Jupiter Wellness Acquisition Corp. is filing this amendment to the Current Report (“Report”) on Form 8-K filed on May 1, 2023 to make certain edits and additions to the Report.

Item 1.01. Entry into a Material Definitive Agreement.

On May 1, 2023, Jupiter Wellness Acquisition Corp. (the “Company”), Chijet Motor Company, Inc. (“Pubco”) and Chijet Holdings Limited (the “Subject Seller”) entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with certain holders of Class A common stock, par value $0.0001 per share (the “Class A Shares”), some of which were non-affiliated stockholders of the Company, and two of which are members of the Company’s sponsor, Jupiter Wellness Sponsor LLC (the “Sponsor”), including Jupiter Wellness Investment Corp. and Greentree Financial Group, Inc. (each, a “Holder,” and collectively, the “Holders”), where each Holder agreed to (i) not transfer their Class A Shares prior to the consummation (the “Closing”) of the Company’s initial business combination (the “Business Combination”) with Pubco and Chijet Inc., (ii) not request redemption with respect to their Class A Shares at the special meeting of shareholders of the Company (the “Special Meeting”) to seek shareholder approval for, among other things, the Business Combination, and (ii) reverse any previously submitted redemption demand in connection with the Business Combination with respect to the Class A Shares. The Non-Redemption Agreements are for approximately 0.53 million Class A Shares (the “Subject Shares”) (of which approximately 0.34 million Class A Shares are held by members of the Sponsor) and should result in an additional approximately $5.6 million in funds staying in the Company’s trust account at the Closing (of which approximately $3.6 million in funds is attributable to members of the Sponsor).

In consideration for agreeing not to redeem their Class A Shares, the Subject Seller, through Pubco, agreed to provide down-side protection to each Holder, whereby, in the event that within 90 days after the Closing, the daily volume-weighted average price of the Pubco ordinary shares for each trading day during any 10 consecutive trading day period is less than: (i) $10.00, the Subject Seller will transfer and surrender to Pubco for cancellation in the aggregate a number of Pubco ordinary shares equal to the number of Subject Shares that such Holder owns and has not transferred as of the end of such 10 consecutive trading day period, and Pubco will cancel such shares and issue to such Holder a number of new Pubco ordinary shares equal in the aggregate to the number of such Pubco ordinary shares that are surrendered; and (ii) $5.00, in addition to the shares forfeited at such $10.00 threshold, the Subject Seller will transfer and surrender to Pubco for cancellation in the aggregate an additional number of Pubco ordinary shares equal to the number of Subject Shares that such Holder owns and has not transferred as of the end of such 10 consecutive trading day period, and Pubco will cancel such shares and issue to such Holder a number of new Pubco ordinary shares equal in the aggregate to the number of such shares that are surrendered (together with such shares issued by Pubco under clause (i), the “Downside Protection Shares”).

In addition, Pubco agreed to file with the U.S. Securities and Exchange Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of any Downside Protection Shares and any Subject Shares as necessary, and Pubco agreed to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

In the Non-Redemption Agreements, the Holders also agreed to a customary waiver against the Company’s trust account. The Non-Redemption Agreements are not expected to increase the likelihood that the business combination is approved by shareholders but will increase the amount of funds that remain in the Company’s trust account following the Special Meeting.

The foregoing description of the Non-Redemption Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Non-Redemption Agreement filed hereto as Exhibit 10.1 and incorporated herein by reference.

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Cautionary Note Regarding Forward-Looking Statements

This Current Report includes, and oral statements made from time to time by representatives of the Company may include, forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the Extension Amendment Proposal, possible business combinations and related matters, as well as all other statements other than statements of historical fact included in the Company’s proxy statement filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023 (the “Definitive Proxy Statement”).

The forward-looking statements contained in this Current Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Item 1A. Risk Factors” of our Annual Report on Form 10-K filed with the SEC on December 30, 2022, in this Current Report, the Definitive Proxy Statement and in other reports the Company files with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

All such forward-looking statements speak only as of the date of this Current Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written or oral forward-looking statements attributable to us or persons acting on the Company’s behalf are qualified in their entirety by this “Cautionary Note Regarding Forward-Looking Statements” section.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

The Company urges investors, shareholders and other interested persons to read the Definitive Proxy Statement as well as other documents filed by the Company with the SEC, because these documents will contain important information about the Company and the Extension Amendment Proposal. Shareholders may obtain copies of the Definitive Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by directing a request to the Company’s proxy solicitor, Advantage Proxy, at 24925 13th Place South, Des Moines, WA 98198; (877) 870-8565 (toll free) or (206) 870-8565 (collect); or by email at ksmith@advantageproxy.com.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Non-Redemption Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER WELLNESS ACQUISITION CORP.

Date: May 1, 2023	By:	/s/ Brian John
	Name:	Brian John
	Title:	Chief Executive Officer

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Exhibit 10.1

FORM OF NON-REDEMPTION AGREEMENT

This NON-REDEMPTION AGREEMENT (this “Agreement”) is entered into as of May 1, 2023 by and among (i) Jupiter Wellness Acquisition Corp., a Delaware corporation (together with its successors, “SPAC”), (ii) Chijet Motor Company, Inc., a Cayman Islands exempted company (together with its successors, “Pubco”), (iii) Chijet Holdings Limited, a British Virgin Island company (“Subject Seller”), and (iv) the undersigned stockholder of SPAC set forth on the signature page hereto (“Stockholder”). SPAC, Pubco, the Subject Seller and Stockholder are sometimes referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, as of the date hereof, Stockholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and is entitled to dispose of (or to direct the disposition of) the number of shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of SPAC as set forth underneath Stockholder’s name on the signature page hereto (such shares of Common Stock, the “Stockholder Shares”), together with any other shares of Common Stock, excluding any Downside Protection Shares, which are directly or indirectly acquired or beneficially owned by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (such period, the “Term”), are collectively referred to herein as the “Subject Shares”);

WHEREAS, SPAC is a special purpose acquisition company that, in accordance with its organizational documents and the final prospectus of SPAC, dated as of December 6, 2021, and filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Nos. 333-260667 and 261513) on December 8, 2021 (the “IPO Prospectus”), is required to redeem all of its outstanding public shares and dissolve and liquidate if it does not consummate its initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) within twelve (12) months after the closing of its initial public offering (the “IPO”), which was extended by an additional six (6) months through June 8, 2023 pursuant to terms of the IPO Prospectus and SPAC’s organizational documents, and is subject to further extension by SPAC by amendment to its organizational documents; and

WHEREAS, on October 25, 2022, SPAC entered into that certain Business Combination Agreement (as it may be amended, the “BCA”) by and among (i) SPAC, (ii) Pubco, (iii) Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), (iv) Chijet Inc., a Cayman Islands exempted company (together with its successors, “Target”), (v) each of the holders of Target’s outstanding capital shares named on Annex I thereto (collectively, the “Sellers”), including the Subject Seller, and (vi) Mu Hongwei, in the capacity as the Seller Representative thereunder, pursuant to which BCA, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), (a) Pubco will acquire all of the issued and outstanding shares of Target from the Sellers in exchange for ordinary shares, par value $0.0001 per share, of Pubco (“Pubco Ordinary Shares”) (with certain of the Pubco Ordinary Shares to otherwise be received by certain of the Sellers being subject to vesting, transfer restrictions and potential forfeiture after the Closing if certain post-Closing performance metrics are not met) and Target shall surrender for no consideration its shares in Pubco, such that Target becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”), and immediately thereafter (b) Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “Merger”), and as a result of which, (i) SPAC will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of SPAC immediately prior to the effective time of the Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco (and with the holders of Common Stock receiving (in addition to one (1) Pubco Ordinary Share) one (1) contingent value right of Pubco for each share of Common Stock held (with certain holders of SPAC non-public shares waiving their right to receive Pubco contingent value rights for their private shares of SPAC)), all upon the terms and subject to the conditions set forth in the BCA and in accordance with the provisions of applicable law (the Share Exchange, the Merger and the other transactions contemplated by the BCA, collectively, the “Transactions”).

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article I

WAIVER AND TRANSFER RESTRICTIONS

Section 1.1 Waiver of Redemption Rights. Stockholder hereby waives and agrees not to exercise any right that it may have to elect to have SPAC redeem or convert any Subject Shares, whether in connection with the Transactions or any amendment of SPAC’s organizational documents after the date hereof to extend SPAC’s deadline to consummate its Business Combination (an “Extension”), and to reverse and revoke any prior redemption or conversion elections made with respect to the Subject Shares. The waiver granted by Stockholder pursuant to this Section 1.1 is irrevocable unless and until this Agreement is terminated in accordance with Section 3.1 and is granted in consideration of SPAC entering into this Agreement and incurring certain related fees and expenses and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

Section 1.2 Transfer Restrictions. Stockholder hereby covenants and agrees that prior to the Closing, Stockholder shall not, and shall cause its affiliates not to, directly or indirectly, without SPAC’s, Pubco’s and Target’s prior written consent: (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) permit to exist any lien of any nature whatsoever with respect to any or all of the Subject Shares; or (iv) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement.

Section 1.3 Acknowledgements. In furtherance of the foregoing restrictions in this Article I, Stockholder hereby:

(a) authorizes SPAC to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of the Subject Shares with respect to any Transfer not permitted under Section 1.2;

(b) irrevocably constitutes and appoints SPAC and its designees, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made with respect to any Subject Shares and to cause SPAC’s transfer agent to fail to redeem such Subject Shares in connection with the Transactions or any Extension; and

(c) in the event (i) of a breach of Section 1.2 or (ii) that a redemption election is made and not revoked with respect to any Subject Shares (the “Redeemed Shares”), unconditionally and irrevocably agrees to, or cause its affiliate to, if requested in writing by SPAC, subscribe for and purchase, from SPAC (or from its assignee(s) or designee(s), including, if applicable, its equityholders), the same number of such Redeemed Shares, for a per share purchase price equal to the greater of (A) the amount to be received for each Redeemed Share in connection with such redemption or (B) the dollar volume-weighted average price of shares of Common Stock on the principal securities exchange or securities market on which shares of Common Stock are then traded during the period beginning at 9:30:01 a.m., New York time, on the day that is twenty (20) days prior to the date of redemption, and ending at 4:00:00 p.m., New York time, on the day immediately prior to the date of redemption, as reported by Bloomberg through its “HP” function (set to weighted average).

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Article II

DOWN-SIDE PROTECTION; REGISTRATION RIGHTS

Section 2.1 Down-Side Protection.

(a) In consideration of Stockholder’s covenants under this Agreement, subject to Stockholder’s compliance with its obligations under the Agreement, the Parties hereby agree that in the event that at any time during the period from the Closing until the ninetieth (90th) day after the Closing (the “Adjustment Period”), the daily VWAP (as defined below) of the Pubco Ordinary Shares for each Trading Day during any ten (10) consecutive Trading Day (as defined below) period (the “Trading Period”) is less than:

(i) $10.00 (the “First Price Floor”) per Pubco Ordinary Share (such event, the “First Price Floor Trigger Event”), then (A) Subject Seller shall transfer and surrender to Pubco for cancellation in the aggregate a number of Pubco Ordinary Shares (the “First Floor Surrendered Shares”) equal to the number of Subject Shares that Stockholder owns and that have not been subject to a Transfer as of the end of the Trading Period in which daily VWAP is less than the First Price Floor, and (B) Pubco will cancel the First Floor Surrendered Shares and issue to Stockholder a number of new Pubco Ordinary Shares (the “First Floor Downside Protection Shares”) equal in the aggregate to the number of First Floor Surrendered Shares; and/or

(ii) $5.00 (the “Second Price Floor”) per Pubco Ordinary Share (such event, the “Second Price Floor Trigger Event” and, each of a First Price Floor Trigger Event and Second Price Floor Trigger Event, a “Trigger Event”), then (A) in addition to the First Floor Surrendered Shares, Subject Seller shall transfer and surrender to Pubco for cancellation in the aggregate an additional number of Pubco Ordinary Shares (the “Second Floor Surrendered Shares” and, together with the First Floor Surrendered Shares, the “Surrendered Shares”) equal to the number of Subject Shares that Stockholder owns and have not been subject to a Transfer as of the end of the Trading Period in which daily VWAP is less than the Second Price Floor, and (B) Pubco will cancel the Second Floor Surrendered Shares and issue to Stockholder, in addition to the First Floor Downside Protection Shares if not previously issued, a number of new Pubco Ordinary Shares (the “Second Floor Downside Protection Shares” and, together with the First Floor Downside Protection Shares, the “Downside Protection Shares”) equal in the aggregate to the number of Second Floor Surrendered Shares.

(b) Pubco’s Chief Financial Officer (the “CFO”) shall monitor the daily VWAP of the Pubco Ordinary Shares on the Trading Market on each Trading Day during the Adjustment Period, and at least two (2) hours prior to the opening of trading on each Trading Day during the Adjustment Period, the CFO will send to Pubco’s Board of Directors (the “Pubco Board”) (which may be via email) a statement (a “CFO Downside Protection Statement”) setting forth the daily VWAP of the Pubco Ordinary shares on the Trading Market for the prior ten (10) Trading Day period, and the CFO’s reasonable good faith determination of whether or not a Trigger Event has occurred during such ten (10) Trading Day period. Additionally, at any time during the Adjustment Period, if Stockholder determines reasonably and in good faith that a Trigger Event has occurred, Stockholder may send written notice (which may be via email) (a “Stockholder Downside Protection Notice”) to the Pubco Board of such determination and request that the Pubco Board promptly confirm such determination. As promptly as practicable after the receipt by the Pubco Board of a CFO Downside Protection Statement or a Stockholder Downside Protection Notice, the disinterested independent directors on the Pubco Board (the “Disinterested Directors”) shall make a determination reasonably and in good faith by a majority of the Disinterested Directors (a “Disinterested Director Majority”) whether or not a Trigger Event has occurred and notify the Stockholder and the CFO (which may be via email) of such determination. Notwithstanding anything to the contrary in this Agreement, any determination made reasonably and in good faith by a Disinterested Director Majority of whether a Trigger Event has occurred during the Adjustment Period (and related determinations of the daily VWAP for each Trading Day during the Adjustment Period) will be binding on the Parties, and the Parties may not contest or dispute such determination.

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(c) Each of the First Price Floor, the Second Price Floor and the VWAP will be subject to equitable adjustment (as determined reasonably and in good faith by a Disinterested Director Majority) for any share dividend, share split, share combination, recapitalization or other similar transaction during the Adjustment Period.

(d) Promptly (but in any event within five (5) Business Days) after the earlier of (i) the reasonable good faith determination by a Disinterested Director Majority that a Trigger Event has occurred or (ii) the receipt by the Pubco Board of a Stockholder Downside Protection Notice, which Stockholder Downside Protection Notice is not disputed in writing in good faith by a Disinterested Director Majority within three (3) Business Days after the Pubco Board’s receipt of such Stockholder Downside Protection Notice (and if it is so disputed in good faith, Stockholder and the Pubco Board will use their best efforts to resolve such dispute as soon as practicable thereafter), Subject Seller will transfer and surrender to Pubco for cancellation the applicable Surrendered Shares and Pubco will issue to Stockholder the applicable Downside Protection Shares; provided, that the issuance by Pubco to Stockholder of the applicable Downside Protection Shares shall not be contingent on the Subject Seller transferring and surrendering for cancellation the applicable Surrendered Shares, and Pubco’s obligation to issue the applicable Downside Protection Shares within the above time period shall be absolute upon such reasonable good faith determination by a Disinterested Director Majority. Pubco will cancel any Surrendered Shares promptly after its receipt thereof. Without limiting any rights or remedies of Pubco hereunder, in the event that Subject Seller fails to transfer and surrender to Pubco for cancellation any Surrendered Shares within the time periods required by this Section 2.1, each of the Disinterested Directors or such other individual(s) as may be designated by a Disinterested Director Majority shall be and each hereby is authorized as the attorney-in-fact for the Subject Seller to transfer and surrender such Surrendered Shares to Pubco for cancellation as required by this Section 2.1, and may transfer such Surrendered Shares to Pubco and cancel the certificates for such Surrendered Shares on the books and records of Pubco and may instruct its agents and any exchanges on which Pubco Ordinary Shares are listed or traded to do the same.

(e) Subject Seller hereby acknowledges and agrees that the Surrendered Shares will not include any Earnout Shares (as defined in the BCA), and that Subject Seller will hold and not Transfer during the Adjustment Period and until the final determination and surrender of any Surrendered Shares under this Section 2.1 a number of Pubco Ordinary Shares (excluding Earnout Shares) at least equal to (such Pubco Ordinary Shares, the “Reserved Shares”) the maximum number of Pubco Ordinary Shares that may be Surrendered Shares under this Agreement or that may need to be transferred and surrendered to Pubco for cancellation under any other similar Non-Redemption Agreements entered into by SPAC, Pubco and Subject Seller prior to the Closing. Subject Seller hereby authorizes Pubco to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of the Reserved Shares with respect to any Transfer not permitted hereunder and to include in each book-entry for Reserved Shares an appropriate notation, and each certificate (if any) evidencing the Reserved Shares to be stamped or otherwise imprinted with an appropriate legend, reflecting the restrictions under this Section 2.1.

(f) For purposes of this Agreement:

(i) “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or Beijing, PRC are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York and Beijing, PRC are generally open for use by customers on such day.

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(ii) “Trading Day” means any day on which the Trading Market is open for trading and Pubco Ordinary Shares are available to trade on the Trading Market.

(iii) “Trading Market” means from and after the Closing, at any particular time of determination, the principal securities exchange or securities market on which the Pubco Ordinary Shares are then traded.

(iv) “VWAP” means, for the Pubco Ordinary Shares as of any day, the dollar volume-weighted average price for such security on the Trading Market during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the Pubco Board.

Section 2.2 Registration Rights.

(a) Pubco agrees that if any Downside Protection Shares are issued by Pubco pursuant to Section 2.1, then Pubco will, within thirty (30) calendar days after each Trigger Event, file with the SEC (at Pubco’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of such Downside Protection Shares (together with any other equity interests received in exchange therefor, and any Subject Shares to the extent required to allow Stockholder to freely sell such Subject Shares without limitation, the “Registrable Securities,” as further described below), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. Pubco agrees that Pubco will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two years from the issuance of the Registrable Securities, (ii) the date on which Stockholder ceases to hold the Registrable Securities covered by such Registration Statement, or (iii) on the first date on which Stockholder can sell all of its Registrable Securities under Rule 144 promulgated under the Securities Act (“Rule 144”) without limitation as to the manner of sale or the amount of such equity interests that may be sold. The Stockholder agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of the Registrable Securities to Pubco (or its successor) upon request to assist Pubco in making the determination described above. Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Stockholder furnishing in writing to Pubco such information regarding Stockholder, the Registrable Securities of Pubco held by Stockholder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations. If the SEC prevents Pubco from including any or all of the Registrable Securities proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of Pubco’s Registrable Securities by the applicable stockholders or otherwise, (i) such Registration Statement shall register for resale such number of Pubco registrable securities which is equal to the maximum number of Pubco registrable securities as is permitted by the SEC and (ii) the number of Pubco registrable securities to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. Pubco will provide a draft of the Registration Statement to Stockholder for review reasonably in advance of filing the Registration Statement. In no event shall Stockholder be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that Stockholder be identified as a statutory underwriter in the Registration Statement, Stockholder will have an opportunity to withdraw from the Registration Statement. “Registrable Securities” shall include the Registrable Securities issued by Pubco pursuant to this Agreement and any other equity security of Pubco issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise, but not, for the avoidance of doubt, any other equity security of Pubco owned or acquired by Stockholder. For as long as Stockholder holds the Registrable Securities issued pursuant to this Agreement, Pubco will (A) make and keep public information available, as those terms are understood and defined in Rule 144, (B) file in a timely manner all reports and other documents with the SEC required under the Exchange Act, as long as Pubco remains subject to such requirements, and (C) provide all customary and reasonable cooperation necessary, in each case, to enable Stockholder to resell the Registrable Securities pursuant to the Registration Statement or Rule 144 (when Rule 144 becomes available to Stockholder), as applicable.

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(b) Pubco shall, at its sole expense, advise Stockholder within five (5) Business Days: (i) when a Registration Statement or any amendment thereto has been filed with the SEC and when a Registration Statement or any post-effective amendment thereto has become effective; (ii) after it shall have received notice or obtained knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iii) of the receipt by Pubco of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) subject to the provisions in this Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein do not include any untrue statements of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon the occurrence of any event contemplated in the foregoing clause (iv), except for such times as Pubco is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Pubco shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) Pubco may, with the prior written consent of Stockholder (not to be unreasonably withheld, delayed or conditioned), delay filing or suspend the use of any such registration statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would reasonably be expected to materially and adversely affect Pubco (each such circumstance, a “Suspension Event”); provided, that Pubco (i) may not delay or suspend the Registration Statement on more than one (1) occasion or for more than thirty (30) consecutive calendar days, and (ii) shall use its reasonable best efforts to make such registration statement available for the sale by Stockholder of such Registrable Securities as soon as practicable thereafter. Upon receipt of any written notice from Pubco of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Stockholder agrees that it will (i) immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Stockholder receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from Pubco that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by applicable law. If so directed by Pubco, Stockholder will deliver to Pubco or destroy all copies of the prospectus covering the Registrable Securities in Stockholder’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply to (i) the extent Stockholder is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up.

(d) From and after the Closing, Pubco agrees to indemnify and hold Stockholder, each person, if any, who controls Stockholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of Stockholder within the meaning of Rule 405 under the Securities Act, and each broker, placement agent or sales agent to or through which Stockholder effects or executes the resale of any Registrable Securities (collectively, the “Stockholder Indemnified Parties”), harmless against any and all losses, claims, damages and liabilities (including any out-of-pocket legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) incurred by Stockholder Indemnified Parties directly that are caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Registrable Securities (including, in each case, the prospectus contained therein) or any amendment thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made), not misleading, except to the extent insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Pubco by Stockholder expressly for use therein. Notwithstanding the forgoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of Pubco (which consent shall not be unreasonably withheld, delayed or conditioned).

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(e) From and after the Closing, Stockholder agrees to, severally and not jointly with any other selling stockholders using the applicable registration statement, indemnify and hold Pubco, and the officers, employees, directors, partners, members, attorneys and agents of Pubco, each person, if any, who controls Pubco within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of Pubco within the meaning of Rule 405 under the Securities Act (collectively, the “Pubco Indemnified Parties”), harmless against any and all Losses incurred by Pubco Indemnified Parties directly that are caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration or any amendment thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made), not misleading, to the extent insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Pubco by Stockholder expressly for use therein. Notwithstanding the forgoing, Stockholder’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of Stockholder (which consent shall not be unreasonably withheld, delayed or conditioned).

Article III

TERMINATION

Section 3.1 Termination. This Agreement shall automatically terminate, and no Party shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect, upon the earliest to occur of (a) the mutual written consent of the Parties; (b) the end of the Adjustment Period and the final surrender of any Surrendered Shares and issuance of any Downside Protection Shares; or (c) the valid termination of the BCA in accordance with its terms; provided, that: (i) no termination of this Agreement will affect the liability of a Party for any breach of this Agreement prior to termination; and (ii) the provisions of this Section 3.1 and Section 2.2 (assuming any Downside Protection Shares are issuable pursuant to this Agreement) and Section 5.13 of this Agreement will survive any termination of this Agreement and continue indefinitely.

Article IV

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 4.1 Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to each of SPAC, Pubco and Subject Seller as of the date hereof and throughout the Term as follows:

(a) Stockholder has been furnished by or on behalf of SPAC all information (or provided access to all information it reasonably requested) regarding the business and financial condition of SPAC, Target, Pubco, the expected plans for future business activities and the merits and risks of an investment in the Subject Shares which Stockholder has reasonably requested or otherwise needs to evaluate the investment in the Subject Shares. Stockholder acknowledges receipt of and has reviewed and understands the following items (the “Disclosure Documents”): (i) the IPO Prospectus, (ii) each filing made by SPAC or Pubco with the SEC following the filing of the IPO Prospectus through the date of this Agreement, including the registration statement on Form F-4 of Pubco filed with the SEC (File No. 333-270390), which was declared effective on March 30, 2023, and related proxy statement of SPAC; and (iii) the BCA, a copy of which has been filed by SPAC with the SEC. Stockholder acknowledges that no person or entity has made or makes any representation or warranty to Stockholder in respect of SPAC, Target, Pubco, the Subject Shares, the Downside Protection Shares or the Transactions, other than the representations and warranties contained in this Agreement. In making its investment decision to hold and not redeem the Subject Shares, Stockholder is relying solely on investigations made by Stockholder and its representatives and the Disclosure Documents.

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(b) Stockholder acknowledges that if any Downside Protection Shares are issued to Stockholder pursuant to Section 2.1, the issuance or resale of such Downside Protection Shares will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and such Downside Protection Shares cannot be sold unless registered under the Securities Act and applicable state securities laws or an exemption from such registration is available. Pursuant to the foregoing, Stockholder acknowledges that until such time as the resale of the Downside Protection Shares have been registered under the Securities Act or may otherwise may be sold pursuant to an exemption from registration, any certificates representing (or book-entry recordings of) any Downside Protection Shares shall bear a customary restrictive legend or notation (and a stop-transfer order may be placed against transfer of any certificates evidencing such Downside Protection Shares) reflecting such limitations in form and substance reasonably acceptable to Pubco. Stockholder acknowledges that the Downside Protection Shares may not immediately be eligible for resale pursuant to Rule 144. Stockholder understands that as a result of the foregoing transfer restrictions (without liming the rights of Stockholder under Section 2.2 hereof), Stockholder may not be able to readily resell the Downside Protection Shares and may be required to bear the financial risk of an investment in the Downside Protection Shares for an indefinite period of time. Stockholder understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Downside Protection Shares.

(c) Stockholder, if an entity, has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation. The execution, delivery and performance by Stockholder of this Agreement are within the powers of Stockholder, have been duly authorized and will not constitute or result in a breach or default under or conflict with any statute, rule or regulation applicable to Stockholder, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Stockholder is a party or by which Stockholder is bound, and will not violate any provisions of Stockholder’s organizational documents. This Agreement has been duly authorized, executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder enforceable against Stockholder in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(d) Stockholder, directly or indirectly through its affiliates, owns the Stockholder Shares, free and clear of any liens (other than imposed by applicable securities laws, SPAC’s organizational documents and this Agreement). There are no proxies, voting rights, shareholders’ agreements or other agreements or understandings, to which Stockholder or its affiliates is a party or bound with respect to the voting or transfer of any Common Stock other than this Agreement.

(e) Stockholder and each of its affiliates holding Subject Shares is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Stockholder agrees to, and to cause its affiliates to, provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Stockholder or its affiliates, as applicable, is permitted to do so under applicable law. If Stockholder or its affiliates holding Subject Shares is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/Patriot Act”), Stockholder and such affiliates, as applicable, maintain policies and procedures reasonably designed to comply with applicable obligations under the BSA/Patriot Act. To the extent required, Stockholder and each of its affiliates holding Subject Shares maintains policies and procedures reasonably designed (i) for the screening of its investors against the OFAC sanctions programs and (ii) to ensure that the funds held by Stockholder and/or its designated purchasing affiliates and used to purchase the Subject Shares were legally derived.

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Section 4.2 Representations and Warranties of SPAC. SPAC represents and warrants to Stockholder that:

(a) SPAC is duly formed, validly existing and in good standing under the laws of the State of Delaware. SPAC has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement. All corporate action required to be taken by SPAC’s board of directors in order to authorize SPAC to enter into this Agreement been taken by SPAC’s board of directors. This Agreement has been duly authorized, executed and delivered by SPAC and is enforceable against SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(b) Assuming the accuracy of Stockholder’s representations and warranties in Section 4.1, the execution, delivery and performance of this Agreement and the consummation by SPAC of the transactions that are the subject of this Agreement in compliance herewith will be done in accordance with the rules of the Nasdaq Capital Market (“Nasdaq”) and none of the foregoing will result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which SPAC or any of its subsidiaries is a party or by which SPAC or any of its subsidiaries is bound or to which any of the property or assets of SPAC is subject, which would have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of SPAC (a “Material Adverse Effect”) or materially affect the validity of the Subject Shares or the legal authority of SPAC to comply in all material respects with the terms of this Agreement; (ii) any material violation of the provisions of the organizational documents of SPAC; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would have a Material Adverse Effect or materially affect the validity of the Subject Shares or the legal authority of SPAC to comply with this Agreement.

(c) Except for or in respect of any changes (including any required revisions to or restatements of SPAC’s financial statements or the SEC Reports (as defined below)) to (A) SPAC’s historical accounting of its warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC, (B) SPAC’s accounting or classification of its outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of SPAC’s auditors, or (C) SPAC’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (A) through (C), collectively, “SEC SPAC Accounting Changes”), as of their respective dates, all reports (the “SEC Reports”) filed or required to be filed by SPAC with the SEC complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed as of the time of the execution of this Agreement and at the time of the Closing, contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Parties acknowledge and agree that any restatement, revision or other modification of SPAC’s financial statements or the SEC Reports as a result of any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement. Except for any SEC SPAC Accounting Changes, the financial statements of SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of SPAC as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of complete footnotes, and SPAC has timely filed with the SEC each SEC Report that SPAC was required to file with the SEC. A copy of each SEC Report is available to Stockholder via the SEC’s EDGAR system.

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(d) Except for such matters as have been disclosed in the Disclosure Documents or that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding by or before any governmental or other regulatory or self-regulatory agency, entity or body with authority or jurisdiction over SPAC, pending, or, to the knowledge of SPAC, threatened in writing against SPAC, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SPAC.

(e) As of the date hereof, shares of the Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC (and SPAC has not received any written notification of any intention by Nasdaq or the SEC) to deregister such shares or prohibit or terminate the listing of the Common Stock on Nasdaq. Other than as contemplated by the BCA, SPAC has taken no action intended to result in, or that would reasonably be expected to result in, the termination of the registration of such shares under the Exchange Act.

(f) SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement (other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) those required by the Nasdaq, (iv) any filings pursuant to applicable antitrust laws, and (v) consents or other approvals, waivers or authorizations required for the consummation of the transactions contemplated by this Agreement that SPAC reasonably expects to receive on or prior to the Closing), in each case the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect on SPAC’s ability to consummate the transactions contemplated hereby.

Section 4.3 Representations and Warranties of Pubco. Pubco represents and warrants to Stockholder that:

(a) Pubco is duly formed, validly existing and in good standing under the laws of the Cayman Islands. Pubco has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement. All corporate action required to be taken by the Pubco Board in order to authorize Pubco to enter into this Agreement been taken. This Agreement has been duly authorized, executed and delivered by Pubco and is enforceable against Pubco in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(b) Assuming the accuracy of Stockholder’s representations and warranties in Section 4.1, the execution, delivery and performance of this Agreement and the consummation by Pubco of the transactions that are the subject of this Agreement in compliance herewith will not result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which Pubco or any of its subsidiaries is a party or by which Pubco or any of its subsidiaries is bound or to which any of the property or assets of Pubco is subject, which would materially affect the legal authority of Pubco to comply in all material respects with the terms of this Agreement and perform its obligations hereunder; (ii) any material violation of the provisions of the organizational documents of Pubco; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Pubco or any of its properties that would materially affect the legal authority of Pubco to comply with this Agreement or perform its obligations hereunder.

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(c) Except for such matters that would not materially affect the legal authority of Pubco to comply with this Agreement or perform its obligations hereunder, as of the date hereof, there is no (i) action, suit, claim or other proceeding by or before any governmental or other regulatory or self-regulatory agency, entity or body with authority or jurisdiction over Pubco, pending, or, to the knowledge of Pubco, threatened in writing against Pubco, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Pubco.

(d) Pubco is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement (other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) those required by the Nasdaq, (iv) any filings pursuant to applicable antitrust laws, and (v) consents or other approvals, waivers or authorizations required for the consummation of the transactions contemplated by this Agreement that Pubco reasonably expects to receive on or prior to the Closing), in each case the failure of which to obtain would not materially affect the legal authority of Pubco to comply with this Agreement or perform its obligations hereunder.

Section 4.4 Representations and Warranties of Subject Seller. Subject Seller represents and warrants to Stockholder that:

(a) Subject Seller is duly formed, validly existing and in good standing under the laws of the British Virgin Islands. Subject Seller has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement. All corporate action required to be taken by Subject Seller’s board of directors (or similar governing body or person) in order to authorize Subject Seller to enter into this Agreement been taken. This Agreement has been duly authorized, executed and delivered by Subject Seller and is enforceable against Subject Seller in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(b) Assuming the accuracy of Stockholder’s representations and warranties in Section 4.1, the execution, delivery and performance of this Agreement and the consummation by Subject Seller of the transactions that are the subject of this Agreement in compliance herewith will not result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subject Seller or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which Subject Seller or any of its subsidiaries is a party or by which Subject Seller or any of its subsidiaries is bound or to which any of the property or assets of Subject Seller is subject, which would materially affect the legal authority of Subject Seller to comply in all material respects with the terms of this Agreement and perform its obligations hereunder; (ii) any material violation of the provisions of the organizational documents of Subject Seller; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subject Seller or any of its properties that would materially affect the legal authority of Subject Seller to comply with this Agreement or perform its obligations hereunder.

(c) Except for such matters that would not materially affect the legal authority of Subject Seller to comply with this Agreement or perform its obligations hereunder, as of the date hereof, there is no (i) action, suit, claim or other proceeding by or before any governmental or other regulatory or self-regulatory agency, entity or body with authority or jurisdiction over Subject Seller, pending, or, to the knowledge of Subject Seller, threatened in writing against Subject Seller, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Subject Seller.

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(d) Subject Seller is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement (other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) those required by the Nasdaq, (iv) any filings pursuant to applicable antitrust laws, and (v) consents or other approvals, waivers or authorizations required for the consummation of the transactions contemplated by this Agreement that Subject Seller reasonably expects to receive on or prior to the Closing), in each case the failure of which to obtain would not materially affect the legal authority of Subject Seller to comply with this Agreement or perform its obligations hereunder.

Article V

MISCELLANEOUS

Section 5.1 Survival. All representations, warranties and covenants contained in this Agreement shall survive changes in the transactions, documents and instruments described herein, in each case until the end of the Term.

Section 5.2 Further Assurances. From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 5.3 Fees and Expenses. Each of the Parties shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby.

Section 5.4 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in SPAC, Pubco or Subject Seller any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.

Section 5.5 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto (including Target) (and from and after the Closing, any amendment, supplement or modification of the provisions of Section 2.1 (or related enforcement or interpretation thereof, including this Section 5.5) will also require the prior written consent of a Disinterested Director Majority). The provisions of this Agreement may not be waived except in a writing signed by the Party against whom enforcement of such waiver is sought (provided, that (i) any waiver by SPAC prior to the Closing will require the prior written consent of Target, and (ii) any waiver by Pubco from and after the Closing of the provisions of Section 2.1 (or related enforcement or interpretation thereof, including this Section 5.5) will also require the prior written consent of a Disinterested Director Majority). The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

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Section 5.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (i) in person, (ii) by email (with affirmative confirmation receipt) or (iii) by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC prior to the Closing, to:

Jupiter Wellness Acquisition Corp.

1061 E. Indiantown Road, Suite 110

Jupiter, Florida 33477, U.S.A.

Attn: Brian S. John, CEO

Telephone No.: (561) 599-0080

Email: bjohn@jupiterwellness.com

with copies (which shall not constitute notice) to:

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 31st floor

New York, NY 10036

Attn: Gregory Sichenzia

          Arthur Marcus

Telephone No: (212) 930 9700

Email: gsichenzia@srf.law

           amarcus@srf.law

and

Chijet Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Attn: Xinjian Wang

Telephone No.: +86-15668335480

Email: bydongban@163.com

and

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

           Matthew A. Gray, Esq.

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

           mgray@egsllp.com

If to SPAC at or after the Closing, or to Pubco at any time, to:

Chijet Motor Company, Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Attn: Xinjian Wang

Telephone No.: +86-15668335480

Email: bydongban@163.com

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

           Matthew A. Gray, Esq.

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

            mgray@egsllp.com

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If to the Pubco Board at or after the Closing, to:

Chijet Motor Company, Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Attn: Board of Directors

Telephone No.: +86-0535-2766202

Email: infochijet@163.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

           Matthew A. Gray, Esq.

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

            mgray@egsllp.com

If to Subject Seller, to: Chijet Holdings Limited c/o Sertus Chambers P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands Telephone:+86 18605313688 Email: alsuremu@126.com
If to Stockholder, to: the address of Stockholder set forth underneath Stockholder’s name on the signature page hereto

Section 5.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.8 Entire Agreement; Assignment; Third Party Beneficiaries. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Parties (including Target). Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Stockholder acknowledges and agrees that Target is an express third-party beneficiary of the representations, warranties and covenants of Stockholder contained in Section 4.1 of this Agreement, and that Target is otherwise an express third-party beneficiary of this Agreement, entitled to enforce the terms hereof against Stockholder as if it were an original party hereto, and will have the rights of a “Party” hereunder. Other than Target, this Agreement does not confer any rights or remedies upon any person or entity other than the Parties hereto and their heirs, successors and permitted assigns.

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Section 5.9 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. For purposes of this Agreement, the term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the Exchange Act (and, for the avoidance of doubt, any reference in this Agreement to an affiliate of SPAC prior to the Business Combination will include its sponsor, Jupiter Wellness Subject Seller LLC, a Delaware limited liability company).

Section 5.10 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof. Any action, claim, suit or other legal proceeding (a “Proceeding”) arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Proceeding arising out of or relating to this Agreement and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 5.6. Nothing in this Section 5.10 shall affect the right of any Party to serve legal process in any other manner permitted by law. Each Party hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any Proceeding directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

Section 5.11 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to obtain an injunction or restraining order to prevent threatened, actual or continuing breaches of this Agreement and to enforce specifically the terms and provisions hereof, in each case without the requirement to post any bond or other security or to prove actual damages or that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 5.12 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Parties, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the Parties hereto. Without limiting the generality of the foregoing sentence, Stockholder (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of shares of Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of shares of Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law. Stockholder has acted independently regarding its decision to enter into this Agreement.

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Section 5.13 Waiver against Trust. Stockholder understands that, as described in the IPO Prospectus, SPAC has established a trust account (the “Trust Account”) containing the proceeds of its IPO and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with its IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders (including overallotment shares acquired by SPAC’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their SPAC shares in connection with the consummation of a Business Combination or in connection with an extension of SPAC’s deadline to consummate a Business Combination, (b) to the Public Stockholders if SPAC fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, which was extended by an additional six (6) months through June 8, 2023 pursuant to terms of the IPO Prospectus and SPAC’s organizational documents, and is subject to further extension by SPAC by amendment to its organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $50,000 for dissolution expenses, or (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Stockholder hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Agreement, neither Stockholder nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to Public Stockholders (“Public Distributions”), or make any claim against the Trust Account or Public Distributions, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Stockholder on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that Stockholder or any of its affiliates may have against the Trust Account or Public Distributions now or in the future and will not seek recourse against the Trust Account or Public Distributions for any reason whatsoever. Stockholder agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its affiliates to induce SPAC to enter into this Agreement, and Stockholder further intends and understands such waiver to be valid, binding and enforceable against Stockholder and each of its affiliates under applicable law. This Section 5.13 shall survive any termination of this Agreement and continue indefinitely. Notwithstanding the foregoing, this Section 5.13 shall not prevent Stockholder or its affiliates in the capacity as a Public Stockholder from receiving funds from the Trust Account after the termination of this Agreement upon the redemption of Stockholder’s or its affiliates’ shares of Common Stock or upon the liquidation of SPAC.

Section 5.14 Counterparts. This Agreement may be executed in counterparts (including by facsimile or pdf or other electronic document transmission), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

{Remainder of Page Intentionally Left Blank; Signature Page Follows}

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IN WITNESS WHEREOF, the Parties hereto have caused this Non-Redemption Agreement to be duly executed as of the date first set forth above.

SPAC:

Jupiter Wellness Acquisition Corp.

By:
Name:	Brian John
Title:	Chief Executive Officer

Pubco:

Chijet Motor Company, Inc.

By:
Name:	Hongwei Mu (慕宏伟)
Title:	Director

Subject Seller:

Chijet Holdings Limited

By:
Name:	Hongwei Mu (慕宏伟)
Title:	Director

{Signature Page to Non-Redemption Agreement}

Stockholder:

Name(s) of Stockholder:

Signature of Authorized Signatory of Stockholder:

Name of Authorized Signatory:

Title of Authorized Signatory:

Address for Notice to Stockholder:

Attention:

Email:

Telephone No.:

Number of Stockholder Shares:

{Signature Page to Non-Redemption Agreement}